

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2014

<u>Via E-mail</u>
Mr. J. Christopher Mizer
Chief Executive Officer
Ifan Financial, Inc.
5694 Mission Center Road, Suite 602-660
San Diego, CA, 92108-4312

> **Re: Ifan Financial, Inc.**
> **Form 8-K/A**
> **Filed October 14, 2014**
> **File No. 001-36122**

Dear Mr. Mizer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A filed on October 14, 2014</u>

<u>Item 4.01- Changes in Registrant's Certifying Accountant, page 39</u>

1. We note your disclosures regarding existence of any disagreements with the former accountants. However, please revise to include disclosures regarding existence of any disagreements with the former accountant to cover the registrant's two most recent fiscal years and any subsequent interim period **through the date of dismissal** as required by Item 304(a)(1)(iv) of Regulation S-K.

2. We note your disclosures regarding consultations with your new accountants. Please revise your disclosures about consultations with your new accountants to disclose any consultations up **through the date of engagement** as required by 304 (a)(2) of Regulation S-K. .

3. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 202-551-3388 with any questions.

Sincerely,

/s/ Raj Rajan

Raj Rajan
Senior Staff Accountant